RIGHTSURE, INC.



ANNUAL REPORT

5151 E Broadway Boulevard

Tucson, AZ 85711

(520) 917-5295

https://www.rightsure.com

This Annual Report is dated May 2, 2022.

BUSINESS

We are an Artificial Intelligence Powered Insurance Platform, helping people with all things Insurance. Insuring everything from Pets to Jets, our multi-variate rating platform replaces the need for insurance shopping and offers an end to rate increases. Using Predictive Analytics, Algorithm based coverage decisions enhanced by AI, RIGHTSURE is able beat insurance company rate increases by expertly managing insurance portfolios on individual and even single policy levels. Catalogued and Built a process around available discount in every state we do business.

RIGHTSURE is part of the emerging insurtech landscape that is focused on helping consumers pay less for all types of insurance.

In an industry currently hyper focused on the front end quoting (15 minutes will save you 15%) mentality. RIGHTSURE introduces a new model that imagines the entire customer journey from new policy issuance to the back end - renewal process, where insurance companies often make up large dollars by introducing rate increases at every renewal.

Using Predictive Analytics, powered by AI and Multi-Variate Rating . RIGHTSURE has a fully programmed database of all available discounts by each of the more than 100 carriers on RIGHTSURE Platform.

At every renewal, every policy a client has on RIGHTSURE is subjected to discount searches, re rating amongst all carriers and clients are notified of all available savings opportunities.

The Company originally founded in 1990 as The Jeff Arnold Companies, Inc has a long history of being in the consumer facing insurance business and recently pivoted to the technology enhanced platform it uses now. In 2021, the company transitioned to RIGHTSURE, INC to continue brand growth and development.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

2020 was a very successful year for the Company as we experienced record revenues and policy counts. 2021 revenues are expected to exceed $4.5 million. This increase in sales was primarily driven by our Discount Discover, Policy Review Processes and our relationships with select automotive dealerships. We believe that this improved performance was primarily driven by two factors: Our ability to engage policyholders and go deeper into each household with multiple products and an aggressive onboarding and marketing campaign of new referral sources.

Cost of sales

Cost of sales in 2021 were $2,019.158.00 vs $1,829,634.00 in 2020.

Gross margins

Gross profit in 2021 is approximately $2,169,192.00 vs $ 2,291,061.00 in 2020. This result was primarily driven by coved related expenses and staff realignment.

Expenses

2021 expenses are approximately $1,745,284.00, up $155,230.00 from expenses of $1,590,594.00 in 2020. This increase was from enhanced platform integration and outside vendor fees, primarily related to the 2021 programming expenses.

Historical results and cash flows:

We anticipate our results to remain consistent.

The most cash flow intensive portions of our business are staffing, technology investments and debt payments on existing obligations.

The cash needed has previously been generated by profitable operations or net income of the business.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $984,188.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Oak Street Funding
Amount Owed: $331,691.48
Interest Rate: 6.5%
Maturity Date: November 01, 2024

Creditor: Oak Street Funding
Amount Owed: $237,184.36
Interest Rate: 3.5%
Maturity Date: April 25, 2026

Creditor: Oak Street Funding
Amount Owed: $302,939.58
Interest Rate: 3.5%
Maturity Date: May 01, 2025

Creditor: Oak Street Funding
Amount Owed: $1,052,463.00
Interest Rate: 5.25%
Maturity Date: Dec 25, 2031

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Ronald Jeffery Arnold

Ronald Jeffery Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: February 01, 2008 - Present

Responsibilities: Crafting the Vision and Direction for RIGHTSURE. Mr. Arnold currently receives an annual salary of $130,000 per year plus a company vehicle and owns 10,000,000 shares.

Name: Felicia Duarte

Felicia Duarte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Vice President

Dates of Service: February 01, 2008 - Present

Responsibilities: Executing our Strategy and Vision as well as oversight of Operations. Felicia Duarte currently receives an annual salary of $83,400.00.

Other business experience in the past three years:

Employer: RIGHTSURE

Title: Vice President Sales

Dates of Service: February 01, 2008 - February 01, 2021

Responsibilities: Oversaw our Service and Sales Call Center Operations.

Name: Shaun Monet Kunkel

Shaun Monet Kunkel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Finance

Dates of Service: February 01, 2021 - Present

Responsibilities: Overseeing our Finance Operations. Shaun currently receives an annual salary of $72,000.00 for his roles with the company.

Position: Manager, Retail Operations

Dates of Service: May 28, 2016 - Present

Responsibilities: Managing day to day operations for retail and client fulfillment.

Name: Juliette Burke

Juliette Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Compliance and Licensing

Dates of Service: February 01, 2021 - Present

Responsibilities: Oversee our companies' compliance and licensing with states and carriers we conduct business in and with. Juliette currently receives an annual salary of $66,480.00 for her roles with the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ronald Jeffery Arnold

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Ronald Jeffery Arnold

Relationship to Company: Officer

Nature / amount of interest in the transaction: The company entered into an agreement with Mr. Arnold for Asset Accumulation Account " AAA " conversion from S corp to C corp note in amount of $1,392,851.00.

Material Terms: Funds to be paid via debt financing of 1,080,000.00 and a note of remaining balance interest only for 3 years at 2.5%. When the company converted from an S-Corp to a C-Corp recently, an Asset Accumulation Account was created which included funds the Officer never took from the company.

OUR SECURITIES

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each stockholder is entitled to one vote per each share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

RIGHTSURE, INC.

By /s/ _JEFF ARNOLD_

    Name: <u>Ronald Jeffery Arnold</u>

    Title: President

Exhibit A

FINANCIAL STATEMENTS

RIGHTSURE, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
DECEMBER, 31, 2021 and 2020

RIGHTSURE, INC.
Index to Financial Statement
(unaudited)

RIGHTSURE, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020
(unaudited)

RIGHTSURE, INC.

Balance Sheets

December 31, 2021 and 2020

Assets		2021		2020
Current Assets				
Cash and cash equivalents	$	829,476	$	717,839
Restricted cash		154,710		105,861
Related party receivable		14,101		-
Total current assets		998,287		823,700
Noncurrent Assets				
Property and equipment, net		102,476		133,093
Intangible assets, net		1,417,610		1,694,130
Investments under cost method		107,083		107,083
Total noncurrent assets		1,627,169		1,934,306
Total assets	$	2,625,456	$	2,758,006

RIGHTSURE, INC.

Balance Sheets

December 31, 2021 and 2020

Liabilities and Stockholders' Equity		2021		2020
Current Liabilities				
Credit cards payable	$	24,273	$	8,862
Accrued expenses		109,789		193,353
Current maturities of long-term debt		316,872		233,489
Total current liabilities		450,934		435,704
Long-term Liabilities				
Long-term debt, net of current maturities		1,550,143		860,748
Stockholder note payable		454,680		-
Total long-term liabilities		2,004,823		860,748
Total liabilities		2,455,757		1,296,452
Stockholders' Equity				
Common stock, no par value, 11,000,000 shares authorized, 10,038,072 and 10,000,000 shares issued and outstanding at December 31, 2021 and 2020, respectively		1,000		1,000
Additional paid-in capital		63,833		-
Retained earnings		104,866		1,460,554
Total stockholders' equity		169,699		1,461,554
Total liabilities and stockholders' equity	$	2,625,456	$	2,758,006

NOTE 1 – NATURE OF OPERATIONS

RIGHTSURE, INC. was formed on July 1990 in the State of ARIZONA. The balance sheet of RIGHTSURE, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in TUCSON, ARIZONA.

RIGHTSURE, INC. is an award-winning insurance technology firm licensed to conduct business in 42 states. Known for our Famously Friendly Humans, our mission is to find the RIGHT insurance policy for our customers. We are fusing Artificial Intelligence with Chatbots, Mobile Apps, Multi-Variate Rating and Discount Discovery Technology to save people money. Our offices are in Arizona, but we work with customers all over the U.S.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

- The continued adverse effects of the COVID-19 pandemic and an indeterminate recovery period could result in declines in business and increases in claims that could adversely affect our business, financial condition and results of operations.
- Macroeconomic conditions, political events, other market conditions in the U.S. and around the world and a decline in economic activity could have a material adverse effect on our financial condition and results of operations.
- Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.
- Changes to or Variations in our commissions that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected effects on our results of operations.
- Conditions impacting our Underwriting Company Partners or other parties with whom we do business may impact us.
- Competition in our industry is intense and, if we are unable to compete effectively, we could lose Clients and our business, financial condition and results of operations may be negatively affected.
- Our inability to retain or hire qualified Colleagues, as well as the loss of any of our executive officers or senior leaders, could negatively impact our reputation and/or ability to retain existing business and generate new business.
- We have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to effectively operate our business.
- Our corporate culture and our Famously Friendly Humans have contributed to our success, and if we cannot maintain this culture, or if we experience a change in management, management philosophy or business strategy, our business may be harmed.
- Lack of Continued Access to Capital.
- Inability to Secure Underwriting Markets.

These forementioned adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from Insurance Policies placed with appointed underwriters and transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 11,000,000.00 shares of our common stock with no par value.

5 – SUBSEQUENT EVENTS

The company completed a Crowdfunding Capital Raise through Start Engine on March 31, 2021 and raised a total capital amount of $72,890.00 with 46 new investors at $1.80 per share.

The Company has evaluated subsequent events that occurred after December 31, 2021 through March 31, 2022. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

I, Ronald Jeffery Arnold, the President of RIGHTSURE, INC. hereby certify that the financial statements of RIGHTSURE, INC and notes thereto for the periods ending January 1 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 31, 2022.

Jeff Arnold

Ronald Jeffery Arnold

President

March, 31, 2022

CERTIFICATION

    I, JEFF ARNOLD, Principal Executive Officer of RIGHTSURE, INC., hereby certify that the financial statements of RIGHTSURE, INC. included in this Report are true and complete in all material respects.

JEFF ARNOLD

President